

May 21, 2012

Via E-mail
Theresa K. Lee, Esq.
Senior Vice President, Chief Legal and Administrative Officer
Eastman Chemical Company
P.O. Box 431
Kingsport, Tennessee 37662

> **Re: Eastman Chemical Company**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 16, 2012**
> **File No. 333-179975**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 001-12626**

Dear Ms. Lee:

    We have reviewed your response letter and the above-referenced filings, and have the following comments.

Amendment No. 2 to Registration Statement on Form S-4

Note 5. Non-GAAP Financial Measures, page 58

1.   We note your repeated disclosure that the following items have been determined to be of an "unusual" or "non-recurring" nature and have been excluded from GAAP measures: asset impairments, restructuring charges (gains), certain gains on the sale of investments and divestitures of businesses, MTM pension and OPEB plan adjustments, and financing and transaction costs related to the pending acquisition of Solutia. It does not appear that the aforementioned items are appropriately characterized as non-recurring, infrequent or unusual, as contemplated by Item 10(e)(1)(ii)(b) of Regulation S-K. Please revise your non-GAAP disclosures to remove the characterizations noted. Please also confirm to us that you will remove these characterizations in your future periodic reports. Please refer to Question 102.03 of the Non-GAAP CDI for additional guidance.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

2.   We note the changes to the draft disclosures in your response to comment five in our letter dated May 2, 2012. In the expanded disclosure, you state that gross profit increased "primarily due to higher selling prices more than offsetting higher raw material and energy costs by approximately $120 million", however, gross profit as a percentage of sales for 2011 decreased compared with 2010 "primarily due to selling prices increasing 14 percent while raw material and energy costs increased 32 percent." Without additional analysis being provided, these two statements appear to be conflicting. Further, you did not quantify the impact of the change in sales volume and increased capacity utilization on the change in gross profit. Please confirm to us that you will provide a more comprehensive analysis that fully explains the material factors impacting gross profit for each period presented, including quantification of each material factor disclosed.

Forward-Looking Statements and Risk Factors, page 62

The Company could be materially adversely affected by disruptions to manufacturing operations or related infrastructure, page 63

3.   We note your response to comment eight in our letter dated May 2, 2012. In particular, we note that your response suggests that you have in fact experienced third-party breaches of your computer systems. In order to place the risks described in your current risk factor in appropriate context, in future filings please expand your disclosure to state that you have experienced cyber attacks and breaches.

1. Significant Accounting Policies, page 72

Impairment of Long-Lived Assets, page 73

4.   We note your response to comment nine in our letter dated May 2, 2012, in which you state you will disclose that long-lived assets are tested at the asset or asset group level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. This draft disclosure appears to reiterate the related guidance in ASC 360-10-35-23, rather than provide an investor with meaningful information about your application of the guidance in ASC 360. As net properties is approximately 50% of total assets, please confirm to us that you will revise your accounting policy in future filings to disclose the instances in which you test for impairment at the asset level and the instances in which you test for impairment at a

higher level, along with an explanation as to what the asset groups represent (i.e., testing assets for impairment at the manufacturing facility level). In this regard, refer to ASC 235-10-05-4 and 50-3.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 28

5. We note that you attribute the increase in sales to changes in volume, price, product mix and exchange rates in your quarterly and annual reports. Please confirm to us that you will provide investors with a better understanding as to how changes related to product mix impact sales. Without expanded disclosure there is a concern investors will not understand what factors fall under the volume category versus the product mix category. Further, changes in product mix may have an impact on the average selling prices and/or the average volume of products sold. Please refer to Item 303(b) of Regulation S-K and Sections 501.05 and 501.12.b. of the Financial Reporting Codification for Guidance.

6. Please confirm to us that you will provide an analysis of gross profit at the consolidated level in future filings. Please ensure that the analysis provides investors with an understanding of all material, positive and negative factors impacting gross profit. To the extent that there is more than one material factor, please quantify the extent to which each factor contributed to the change in gross profit/gross profit margin. Please refer to comment 30 in our letter dated April 2, 2012, comment five in our letter dated May 2, 2012, Item 303(b) of Regulation S-K and Sections 501.05 and 501.12.b. of the Financial Reporting Codification for Guidance.

7. As previously requested in comment 24 in our letter dated April 2, 2012, please confirm to us that you will provide (a) an analysis of each segment's operating earnings that provides an analysis of the underlying reasons for each material factor disclosed as contributing to the changes in operating earnings at the segment level and (b) quantification of the extent to which each material factor contributed to the change in the segment operating earnings to the extent that multiple factors contributed to the change. For example, you state that the increase in operating earnings for the Fibers Segment is due to higher selling prices, favorable shift in product mix, and higher raw material and energy costs. However, you do not provide investors with quantified information to allow for an understanding of the extent to which each of the three factors contributed to the increase. Further, it is unclear what the favorable shift in product mix was and how this shift contributed to the increase in operating earnings. Similar lack of analysis was also noted for the other segments. Please refer to Item 303(b) of Regulation S-K and Sections 501.05 and 501.12.b. of the Financial Reporting Codification for Guidance.

Liquidity, Capital Resources, and Other Financial Information, page 36

8.   In comment 32 in our letter dated April 2, 2012, we requested that you provide an analysis of the collectability of trade receivables, net in future filings, as this line item is material to total current assets and negatively impact operating cash flows for fiscal years 2011 and 2010. In your response letter dated April 20, 2012, you agreed to provide disclosures that explain material variances. For the three-months ended March 31, 2012, we note that the change in trade receivables, net has continued to have a negative, material impact on operating cash flows for both periods presented. Further, trade receivables, net increased 17.1% as compared to December 31, 2011. In comparing quarterly sales for these two periods, the increase in sales does not appear to provide investors with a complete understanding for the continued increase in trade receivables, net. As such, we continue to request that you confirm to us that you will provide investors with an analysis of the collectability of your trade receivables, net (i.e., change in the aging, change in payment terms, change in revenue recognition, et cetera). Please also refer to Item 303(b)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

You may contact Jenn Do, Staff Accountant, at 202-551-3743, or Tracey Smith, Staff Accountant, at 202-551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti, for

Pamela Long
Assistant Director

cc: Mark Hanson, Esq. (*via E-mail*)
       Jones Day